SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                ACTV, Inc.
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                             (Name of Issuer)


                  Common Stock, par value $.10 per share
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                      (Title of Class of Securities)


                                 00088E112
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                              (CUSIP Number)


                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                              Suite 4660 West
                             2200 Ross Avenue
                           Dallas, Texas  75201
                              (214) 999-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             January 14, 1998
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                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

CUSIP NO. 0008 8E112    Schedule 13D


(1)  Name of Reporting Person                    Value Partners, Ltd.
     S.S. or I.R.S. Identification               75-2291866
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a              (a)
     Member of a Group (See instructions)        (b)   X

(3)  SEC Use Only

(4)  Source of Funds (See instructions)          WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization        Texas

Number of Shares    (7) Sole Voting Power        1,360,897*
Beneficially Owned
by Each Reporting   (8) Shared Voting            -0-
Person with:              Power

                    (9) Sole Dispositive         1,360,897*
                          Power

                   (10) Shared Dispositive       -0-
                          Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person              1,360,897*

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by             8.1%
     Amount in Row (11)

(14) Type of Reporting Person (See               PN
     Instructions)





-------------
* But see Item 5

CUSIP NO. 0008 8E112    Schedule 13D


(1)  Name of Reporting Person                     Ewing & Partners
     S.S. or I.R.S. Identification                75-2741747
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a              (a)
     Member of a Group (See instructions)        (b)   X

(3)  SEC Use Only

(4)  Source of Funds (See instructions)          00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization        Texas

Number of Shares    (7) Sole Voting Power        -0-
Beneficially Owned
by Each Reporting   (8) Shared Voting            -0-*
Person with:              Power

                    (9) Sole Dispositive         -0-
                          Power

                   (10) Shared Dispositive       -0-*
                          Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person              -0-*


(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by             -0-%*
     Amount in Row (11)

(14) Type of Reporting Person (See               PN
     Instructions)



-------------
* But see Item 5





CUSIP NO. 0008 8E112     Schedule 13D



(1)  Name of Reporting Person                     Timothy G. Ewing
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a              (a)
     Member of a Group (See instructions)        (b)   X

(3)  SEC Use Only

(4)  Source of Funds (See instructions)          00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization        United States of America

Number of Shares    (7) Sole Voting Power        -0-
Beneficially Owned
by Each Reporting   (8) Shared Voting            -0-*
Person with:              Power

                    (9) Sole Dispositive         -0-
                          Power

                   (10) Shared Dispositive       -0-*
                          Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person              -0-*

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by             -0-%*
     Amount in Row (11)

(14) Type of Reporting Person (See               IN
     Instructions)




-------------
* But see Item 5



ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1270 Avenue of the Americas, New York, New York 10020.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership (formerly known as Fisher Ewing Partners) ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"). Ewing & Partners is the general partner of Value Partners. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM") are the general partners of Ewing & Partners, and Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Ewing. The principal place of business for Value Partners, Ewing & Partners, EAM and Ewing is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201.

     The present principal occupation or employment of Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Ewing & Partners is the management of Value Partners. The principal business of Value Partners is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

     (d) None of Value Partners, Ewing & Partners, EAM or Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Value Partners, Ewing & Partners, EAM or Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ewing is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 13, 1998, The Texas Individualized Television Network, Inc., a wholly-owned subsidiary of the Issuer ("Texas Network"), ACTV Entertainment, Inc., the Issuer, and the Purchasers (as such term is defined in the Agreement (as defined below)) entered into a Note Purchase Agreement, dated as of January 13, 1998 (the "Agreement"). Pursuant to the Agreement, as a Purchaser, Value Partners purchased a $4.5 million note from Texas Network for $4.5 million. All of such funds came from the working capital of Value Partners. In connection with the purchase of such note and for no additional consideration, Value Partners received on January 14, 1998 a common stock purchase warrant (the "Warrant") of Texas Network that grants Value Partners the right to purchase shares of common stock of Texas Network. The Warrant also grants Value Partners the right to exchange the Warrant for such number of shares of Common Stock, at the time of and giving effect to such exchange, equal to 4.95% of the fully diluted number of shares of Common Stock outstanding, after giving effect to the exercise or conversion of all then outstanding options, warrants and other rights to purchase or acquire shares of Common Stock. As of the date hereof, if Value Partners exercised the Warrant in full with respect to the Common Stock, Value Partners would receive 1,360,897 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

     Value Partners has acquired the Warrant and the related Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the Warrant or, after exercise of such Warrant with respect to the Common Stock, shares of Common Stock owned by it.

     Except as set forth above, none of Value Partners, Ewing & Partners, EAM or Ewing has any plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Warrant may be exchanged for such number of shares of Common Stock, at the time of and giving effect to such exchange, equal to 4.95% of the fully diluted number of shares of Common Stock outstanding, after giving effect to the exercise or conversion of all then outstanding options, warrants and other rights to purchase or acquire shares of Common Stock. Consequently, the number of shares of Common Stock for which the Warrant may be exchanged is not fixed until the time of exchange.

     Based upon a representation by counsel to the Issuer, on January 21, 1998 (i) the number of shares of Common Stock outstanding was 15,492,923 and (ii) the fully diluted number of shares of Common Stock outstanding was 27,492,872. Thus, under the Warrant, based upon such representation, Value Partners may exchange the Warrant for such number of shares of Common Stock equal to 4.95% multiplied by 27,492,872 (the fully diluted number of shares of Common Stock outstanding), which equals 1,360,897 shares of Common Stock. Also, after such exchange, Value Partners would beneficially own 8.1% of the shares of Common Stock outstanding, which such percentage was calculated by dividing (i) 1,360,897 shares of Common Stock beneficially owned by Value Partners after such exchange, by (ii) 16,853,820 shares of Common Stock, which equals the sum of (x) 15,492,923 shares of Common Stock outstanding based upon such representation by counsel to the Issuer and (y) 1,360,897 additional shares of Common Stock outstanding after such exchange. Thus, Value Partners, Ewing & Partners and Ewing (the "Reporting Persons") beneficially own the 1,360,897 shares of Common Stock as follows (after giving effect to the exercise of the Warrant with respect to the Common Stock):

                              SHARES OF              % OF COMMON
    NAME                     COMMON STOCK         STOCK OUTSTANDING
   -----                     ------------         ------------------

Value Partners                1,360,897                  8.1%
Ewing & Partners                 -0-                     -0-
Ewing                            -0-                     -0-

     Ewing & Partners and Ewing are deemed to have beneficial ownership of the shares of Common Stock beneficially owned by Value Partners.


     (b) Value Partners has the sole power to vote and dispose of the 1,360,897 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or direct the disposition of, the 1,360,897 shares of Common Stock owned by Value Partners. Ewing, as managing general partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the 1,360,897 shares of Common Stock owned by Value Partners.

     The filing of this statement on Schedule 13D shall not be construed as an admission that Ewing or Ewing & Partners is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,360,897 shares of Common Stock beneficially owned by Value Partners. Pursuant to Rule 13d-4, Ewing and Ewing & Partners disclaim all such beneficial ownership.

     (c) No transactions in Common Stock were effected by any of the Reporting Persons during the 60 days prior to January 14, 1998 or the date hereof.

     (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Value Partners, Ewing & Partners and Ewing have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

     (a) Joint Filing Agreement, dated as of the date hereof, between Value Partners, Ewing & Partners, and Ewing, which was entered into to enable more than one person to report on this Schedule 13D.

     (b) Note Purchase Agreement, dated as of January 13, 1998, pursuant to which Value Partners acquired a note of Texas Network and the Warrant. In addition, under the Note Purchase Agreement, if certain conditions are met, Value Partners will receive an option to purchase notes of a subsidiary of the Issuer (other than Texas Network) and, upon such purchase, will receive a warrant with terms and conditions substantially similar to those of the Warrant, including the right to exchange such warrant for shares of Common Stock.

     (c) Common Stock Purchase Warrant W-1, dated January 14, 1998, pursuant to which Texas Network and the Issuer granted Value Partners the right to purchase shares of common stock of Texas Network or exchange such Warrant for shares of Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit 1 Joint Filing Agreement, dated as of January 23, 1998.

Exhibit 2 Form of Note Purchase Agreement, dated as of January 13, 1998.

Exhibit 3 Common Stock Purchase Warrant W-1, dated January 14, 1998.






      [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 23, 1998

                              VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                        as General Partner

                                     By:/S/TIMOTHY G. EWING
                                        ----------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                              EWING & PARTNERS

                                     By:/S/TIMOTHY G. EWING
                                        ----------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                              /S/TIMOTHY G. EWING
                              --------------------------------
                              Timothy G. Ewing


                               EXHIBIT INDEX

                                                              Page No.
                                                              --------

Exhibit 1   Joint Filing Agreement

Exhibit 2   Form of Note Purchase Agreement, dated as of
            January 13, 1998.

Exhibit 3   Common Stock Purchase Warrant W-1, dated
            January 14, 1998.